 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

P&F INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Gary T. Moomjian, Esq.

Moomjian, Waite & Coleman, LLP

100 Jericho Quadrangle, Suite 208

Jericho, New York 11753

(516) 937-5900

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications)

February 14, 2019

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 692830508

1.	NAMES OF REPORTING PERSONS

Richard Horowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐

(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

_____________________________________________________________________________________________

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of	7.	Sole Voting Power	1,346,306 shares of Class A Common Stock (1) (2)
Shares
Beneficially	8.	Shared Voting Power	0
Owned
Each	9.	Sole Dispositive Power	1,346,306 shares of Class A Common Stock (1) (2)
Reporting
Person with:	10.	Shared Dispositive Power	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,346,306 shares of Class A Common Stock (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.2% of outstanding Class A Common Stock

14.	TYPE OF REPORTING PERSON

IN

(1)	Includes 10,000 shares of Class A Common Stock underlying stock options exercisable within 60 days of the filing of this Amendment No. 5.

(2)	See Item 6 in respect to Mr. Horowitz’s agreement relating to voting and disposition of shares.

SCHEDULE 13D/A

Introductory Note:

This Amendment No. 5 (“Amendment No. 5”) amends a Statement on Schedule 13D dated May 18, 2000 by Richard Horowitz (the “Reporting Person” or “Mr. Horowitz”) and Linda Horowitz, as amended by Amendment No. 1 filed jointly by the Reporting Person, the Estate of Linda Horowitz (the “Estate”) and The Article FOURTH Trust u/w/o Linda Horowitz (the “Trust”) on May 23, 2007, Amendment No. 2 filed jointly by the Reporting Person, the Estate and the Trust on April 28, 2008, Amendment No. 3 filed jointly the Reporting Person and the Trust on July 5, 2014 and Amendment No. 4 filed by the Reporting Person on October 22, 2014 (such Statement on Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”).

This Amendment No. 5 is being filed to disclose an agreement between the Reporting Person and the Board of Directors (the “Board”) of P&F Industries, Inc. (the “Issuer” or the Company”) relating to the Fidelity Transaction (as defined below). Amendment No. 5 reflects (i) the repurchase by the Issuer of 29,971 shares of the Issuer’s Class A Common Stock (the “Common Stock”) between November 6, 2018 and February 15, 2019 through a publicly announced stock repurchase plan, (ii) the repurchase of 85,791 shares of Common Stock by the Issuer in a privately negotiated transaction effective November 19, 2018, (iii) an exercise of options to purchase 15,678 shares of Common Stock by an option holder and (iv) a repurchase by the Issuer of 389,909 shares from certain funds and accounts advised or sub-advised by Fidelity Management & Research Company or its affiliates in a privately negotiated transaction, effective February 15, 2019 (the “Fidelity Transaction”),

Item 4. Purposes of Transaction

The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by incorporating the information set forth in Item 6 of this Amendment No. 5.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)	Mr. Horowitz beneficially owns 1,346,306 shares of Common Stock, which includes 10,000 shares underlying stock options exercisable within 60 days of the filing of this Amendment No. 5. The shares of Common Stock beneficially owned by Mr. Horowitz represents approximately 42.2% of the Issuer’s outstanding shares of Common Stock as of February 15, 2019.

(b)	Mr. Horowitz has sole voting power and sole dispositive power over the shares of Common Stock beneficially owned by him; however, reference is made to Item 6 in respect to Mr. Horowitz’s agreement relating to voting and disposition of shares.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of Schedule 13D is hereby amended and supplemented by the following paragraph:

In contemplation and in view of the Fidelity Transaction, as a result of which the percentage ownership of Common Stock held by Mr. Horowitz has increased, Mr. Horowitz entered into an agreement, dated February 14, 2019 (the “Letter Agreement”) with the Board, pursuant to which Mr. Horowitz agreed that with respect to any vote of the Issuer’s shareholders, to the extent the percentage of Common Stock held by him and Grace Horowitz (his mother) exceeds a threshold amount, as determined pursuant to the Letter Agreement, such excess shares shall either not be voted or shall be voted proportionately with the vote of all holders of Common Stock other than shares of Common Stock held by Mr. Horowitz, Grace Horowitz or any other shareholder that is a Schedule 13D filer with respect to the Issuer, or as otherwise determined by a resolution of the majority of the independent directors of the Issuer. Additionally, pursuant to the Letter Agreement, Mr. Horowitz agreed to several other covenants, including the following:

1.	He has no intent to acquire absolute majority control of the Issuer, and in any event will not offer (whether privately or publicly) to acquire the Issuer without the prior approval of the independent directors of the Issuer;

2.	If an offer to acquire the Issuer or more than 20% of the equity of the Issuer is received from a third party, Mr. Horowitz will only sell his shares (or vote such shares) in a transaction approved by the independent directors of the Issuer and whereby all shareholders other than Mr. Horowitz receive no less favorable consideration (in timing, form and amount) than he receives for his shares (provided this clause shall not be deemed to restrict payment to Mr. Horowitz of any compensation related items);

3.	Without the approval of a majority of the independent directors, Mr. Horowitz will not transfer shares of Common Stock other than (i) pursuant to Rule 144, (ii) to a person, who after giving effect to such transfer, has beneficial ownership of 4.9% or less of the Common Stock, or (iii) in a disposition to a relative or relatives or trust for the benefit of a relative or relatives where each transferee agrees to be bound by the terms hereof; and

4.	Mr. Horowitz will not take any action to remove an independent director from the Board without the prior approval of either (i) a majority of the other independent directors, or (ii) a majority of shares of Common Stock (other than shares held by Mr. Horowitz, Grace Horowitz or any of such directors).

The provisions of the Letter Agreement terminate 90 days after the date the Common Stock held by Mr. Horowitz and Grace Horowitz are less than 35% of the then outstanding shares. In the Letter Agreement, Mr. Horowitz disclaims beneficial ownership of the shares of Common Stock held by Grace Horowitz.

The foregoing description of the terms of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	The Letter Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2019

/s/ Richard Horowitz
Richard Horowitz